EXHIBIT 4.5

Shareholders Agreement



                             SHAREHOLDERS AGREEMENT



THIS SHAREHOLDERS AGREEMENT (the "Agreement") is made and entered into as of this 15th day of June, 2004 (the "Effective Date") by and among (a) TAT Industries Ltd., a public Israeli company whose shares are traded on the Tel-Aviv Stock Exchange ("TAT Industries"), and (b) TA-TOP, Limited Partnership, a limited partnership registered under the laws of the State of Israel ("TATOP"). (Each of TAT Industries and TATOP shall be referred to herein as a "Shareholder" or a "Party" and collectively the "Shareholders" or the "Parties").


WHEREAS, TAT Technologies Ltd. (the "Company"), is an Israeli public company, whose shares are traded on Nasdaq; and

WHEREAS, as of the Effective Date, TAT Industries holds [3,113,409] Ordinary Shares nominal value NIS 0.90 each of the Company, which represent [66.7%] of the Company's issued and outstanding share capital as of the date hereof; and

WHEREAS, TATOP is a limited partnership wholly owned by (x) TA-TEK Ltd., an Israeli private company ("TA-TEK"), wholly owned by FIMI Opportunity Fund, L.P., a limited partnership formed under the laws of the State of Delaware (the "Delaware Fund"), and by (y) FIMI Israel Opportunity Fund, Limited Partnership, a limited partnership, registered in Israel (the "Israeli Fund" and, collectively with the Delaware Fund, the "Fund"); and

WHEREAS, on the date hereof, (a) TATOP and the Company are entering into (i) a Share Purchase Agreement (the "SPA") pursuant to which TATOP will purchase from the Company, at the Closing, 857,143 Ordinary Shares of the Company; (ii) a Credit Line Agreement (the "Credit Line Agreement"), in the form attached to the SPA; and (iii) a Warrant Agreement (the "Warrant Agreement") in the form attached to the SPA; and
              (b) two Engagement Agreements (the "Engagement Agreements") have been signed between the Company and each of Shlomo Ostersetzer ("Ostersetzer") and Dov Zeelim ("Zeelim"). This Agreement, together with the Credit Line Agreement, the Warrant Agreement and the Engagement Agreements shall be referred to herein as the "Investment Agreements".


WHEREAS, the Parties wish to set forth the terms and conditions relating to their relationship as shareholders of the Company, which terms and conditions shall automatically come into effect as of the Closing; and

WHEREAS, the Investment Agreements will become effective upon the consummation of the Closing as such term is defined in the SPA.

NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree that during the Term (as defined in Section 12 hereunder)

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Shareholders Agreement

the following provisions will apply:

1.   Board of Directors of the Company
     ---------------------------------

      The Shareholders shall vote all of the Ordinary Shares of the Company, nominal value NIS 0.90 each (the "Ordinary Shares") now or hereafter owned or controlled by them (including without limitation, Ordinary Shares owned by them upon exercise of any options or warrants to purchase Ordinary Shares or upon conversion of any other convertible securities of the Company), whether beneficially or otherwise held by them, for the election to the Company's Board of Directors (the "Board") of: (i) three members (of whom at least one shall qualify as an "Independent Director" as such term is defined under the rules applicable to companies listed on the Nasdaq) who shall be designated by TATOP and (ii) six members (including the two External Directors, as such term is defined in the Companies Law-1999 (the "Companies Law"), that shall be designated by TAT Industries.

      The designating Party shall consult the other Party regarding the nomination of any new Director; provided, however, that the final decision with respect to the designation shall be made by the designating party and the other party shall vote for such designee.

      Subject to applicable law and the Company's Articles of Association, the Party designating a Director shall also be entitled, from time to time, to designate another person to replace such director; provided, however, that TATOP may not replace the Independent Director more frequently than once a year (unless such replacement is due to death or incapacity of the Independent Director).

      For the avoidance of doubt, no Shareholder, or any officer, director, shareholder or employee of such Shareholder, makes any representation or warranty as to the fitness or competence of the designee to the Board by virtue of its execution of this Agreement or by voting in accordance with the provisions of this Agreement. Each Shareholder (and the directors designated by it) shall be solely responsible for the compliance of its designee(s) with the requirements of applicable law relating to director's competency (including, without limitations, the provisions of Sections 226, 227 and 228 of the Companies Law).

      It is hereby clarified that the Management Fee payable to TATOP in accordance with the provisions of the SPA shall cover any and all remuneration (excluding out-of-pocket expenses) due to the Directors designated by TATOP to the Board and the boards of directors of the Company's subsidiaries but does not include reimbursement of expenses or remuneration due to the Independent Director appointed by TATOP, who shall be entitled to the same reimbursement of expenses or remuneration as shall be payable to the Company's External Directors.

2.   Board of Directors of TAT's Subsidiaries.
     -----------------------------------------

      The Shareholders shall direct the Directors designated by them (to the extent permitted by applicable law) to cause the Board to appoint at least one (1) director designated by TATOP to the board of directors of the Company's US subsidiary, LIMCO Airepair, Inc., and of any other subsidiaries controlled or which shall be controlled by the Company.

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Shareholders Agreement

3.   Chief Executive Officer of the Company ("CEO"); Chairman of the Board.
     ----------------------------------------------------------------------

      The Parties acknowledge that Ostersetzer is currently the Company's Chairman of the Board and CEO and Zeelim is Vice Chairman of the Board and the Company's President and Chief Operating Officer.

      TATOP's prior written consent (which consent shall not be unreasonably withheld) shall have to be obtained prior to the replacement of any of the above-mentioned positions, provided, however, that such consent shall not be required for the appointment of Zeelim as Chairman of the Board; and, provided, further, that (i) Zeelim may not serve both as the CEO and Chairman of the Board, and (ii) in the event that TATOP rejects the third consecutive CEO candidate proposed by TAT Industries Isaac Forrer of Ernst&Young shall be appointed to determine whether or not TATOP's consent to such candidates and any subsequent candidates was unreasonably withheld.

4.   Executive Committee
     -------------------

      The Shareholders shall direct the Directors designated by them (to the extent permitted by applicable law) to cause the Board to form an Executive Committee (the "Executive Committee"), which shall be comprised of four members (of which one member shall be one of the directors designated by TATOP). The Executive Committee shall convene at least twice a month. For the avoidance of doubt it is hereby clarified that the Executive Committee may not bind the Company in any way.

5. Voting Undertaking; Amendment of Interested Party Transactions; Restriction on Sale of Company's Shares; Technology Transfer Agreement.
     -----------------------------------------------------------


     5.1
         5.1.1 To the extent required, TAT Industries hereby irrevocably undertakes to vote in favor of the approval of the SPA and all ancillary agreements attached thereto (including, but not limited to, the Warrant Agreement, the Credit Line Agreement and the Registration Rights Agreement (as such terms are defied therein)) in the General Meeting of Shareholders of the Company.

          5.1.2. No amendment to the terms or conditions of the engagement of, or other compensation to, Ostersetzer or Zeelim or any affiliates thereof other than immaterial amendments which are applied "across the board" to all other senior employees of the Company, shall be effected without TATOP's prior written consent.

           5.1.3 TAT Industries hereby irrevocably waives, during the Term of this Agreement, any and all rights which it may have to receive payments from the Company in connection with the Know-How arrangement described in footnote 18(9)(3) of TAT Industries' financial statements for the fiscal year 2002.

                  Furthermore, TAT Industries hereby irrevocably undertakes that the amounts due to the Company under the service arrangement between TAT Industries and the Company set forth in the Transfer Agreement between TAT Industries and the

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Shareholders Agreement

                  Company dated February 10, 2000, and all other terms and conditions of such services arrangement shall remain unchanged. For the avoidance of doubt, TAT Industries hereby irrevocably undertakes not to exercise its right under Section
                  11.7 of the Transfer Agreement to terminate such services arrangement and TATOP undertakes not to cause the Company to terminate such services arrangement. The foregoing undertakings shall remain in effect until the earlier to occur of (i) the termination of the Term of this Agreement, (ii) the date on which TAT Industries ceases to be a public company
                  (as such term is defined in the Companies Law), or (iii)
                  TAT Industries ceases to be in Control (as such term is defined in the Companies Law) of the Company.

 5.2. (i) TATOP shall be prohibited from selling or otherwise transferring (except to its Permitted Transferees (as defined herein)) more than an aggregate of 150,000 Ordinary Shares of the Company during the first two years following the Closing (the "Lock-Up Period").

      (ii) TAT Industries shall be prohibited from selling or otherwise transferring (except to its Permitted Transferees (as defined herein)) any Ordinary Shares of the Company during the Lock-Up Period; provided, however, that should Ostersetzer and/or Zeelim transfer to TAT Industries their right to sell shares of the Company (pursuant to that certain letter delivered by them to TATOP on the Effective Date and attached hereto as
      Exhibit 5.2), then TAT Industries shall be permitted to sell such number of Company shares covered by the transferred right, all upon the terms and conditions more fully set forth in said letter.


      It is hereby clarified that any permitted sale of Company's Shares according to this section 5.2 shall not be subject to the other Party's rights of First Offer and/or Tag Along under section 7 below.

6.   Discussions Prior to Meetings.
     ------------------------------

     Subject to the provisions of applicable law, the Shareholders shall meet regularly and in any event prior to each meeting of the Board of Directors of the Company and General Meeting of Shareholders of the Company and will review, discuss and attempt to reach a unified position with respect to principal issues on the agenda of each such meeting such as approval of TAT's annual budget, any merger or acquisition, sale of all or substantially all of the Company's assets, granting of stock options, creation of any debt (other than in the ordinary course of business), distribution of dividends, etc.

7.   Right of First Offer; Tag-Along
     -------------------------------

      (a) Following the termination of the Lock-Up Period under Section 5.2 above, if a Party (the "Selling Party") wishes to sell or otherwise transfer Ordinary Shares of the Company (the "Offered Shares"), it shall be required to first make an offer to the other Party (the "Offeree"), as set forth below.

      (b) The Selling Party shall send the Offeree a written offer (the "Offer") in which the Selling Party shall specify the following information: (i) the number of Offered Shares that the Selling Party proposes to sell or transfer; (ii) a representation and warranty that the Offered Shares shall be, at the time of their transfer, free and clear of Encumbrances; (iii) the minimum price in United States dollars (the "Minimum Price") that the Selling Party is

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Shareholders Agreement

      prepared to receive for the Offered Shares in an immediate cash payment transaction; and (iv) whether the Selling Party intends to sell the Offered Shares by means of a "market trade". The Offer shall constitute an irrevocable offer made by the Selling Party to sell to the Offeree the Offered Shares all upon the terms specified in the Offer (including the Minimum Price and the Payment Term Threshold) or, in the case TATOP is the Offeree, to have such Offeree participate in such sale, all upon the terms applicable to the Selling Party pursuant to the provisions of sub-section
      (e) below.

      (c) The Offeree may notify the Selling Party in writing (the "Response") within 14 days of receipt of the Offer that it wishes to purchase all (but not less than all) of the Offered Shares upon the terms specified in the Offer. If the Offeree does not deliver the Response the Offeree shall be deemed to have notified the Selling Party that it does not wish to buy the Offered Shares.

      (d) If the Offeree delivers a Response in accordance with the above provisions, the Offered Shares shall become the property of the Offeree and shall be delivered to the Offeree against payment of the consideration as specified in the Offer. . The closing of such sale shall take place by no later than 10 business days following the delivery of the Response. If the Offeree does not deliver such Response, then the Selling Party may sell the Offered Shares to any third party, provided that such sale is consummated (i) within a 45 day period, (ii) at a price that is not lower than that the Minimum Price, and (iii) if the Offer provides that the sale shall have to be effected by means of "market trade", the Offered Shares will be sold only via market trade.

      (e) If TATOP is the Offeree, and it does not deliver a Response, but wishes to sell its Ordinary Shares together with the Offered Shares intended to be sold by T.A.T. Industries, TATOP shall, during such 14 day period, have the right to notify T.A.T. Industries that it is exercising its Tag Along Right pursuant to this sub-section (e) (the "Tag Along Notice"). Following the Tag Along Notice, TATOP shall add to the Ordinary Shares to be sold by T.A.T. Industries to a purchaser (the "Proposed Purchaser") that number of Ordinary Shares which bears the same ratio to the total number of Ordinary Shares held by TATOP, as the ratio that the number of Offered Shares bears to T.A.T. Industries' total number of Ordinary Shares on the date that the Offer Notice is delivered, and upon the same terms and conditions under which T.A.T. Industries' Ordinary Shares shall be sold. In the event that TATOP exercises its rights hereunder, T.A.T. Industries must either (i) add such Ordinary Shares to the Offered Shares being sold by it or (ii) at its sole discretion, reduce the number of Ordinary Shares that it proposes to sell, in which case, T.A.T. Industries and TATOP will contribute the identical portion of Ordinary Shares relative to their total shareholdings in the Company on the date the Offer Notice was delivered.

      Notwithstanding the foregoing, without derogating from TAT Industries' Right of First Offer, during the first five years following the Closing, TATOP shall give TAT Industries the Tag-Along right described above in the event that TATOP sells the Offered Shares, at a price per share that is greater than US$23.00 (which price shall be subject to adjustment for share splits, issuance of bonus shares or combinations of shares).

      (f) Notwithstanding the foregoing, the provisions of this Section 7 shall not apply (i) to any transfer of Ordinary Shares by a Shareholder to its Permitted Transferees (as defined below),

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Shareholders Agreement

      provided that any such Permitted Transferee shall acknowledge in writing that it agrees to be bound by the provisions of this Agreement, as if it were an original party to this part of the Agreement and, provided, further, that FIMI 2001 Ltd. shall remain the exclusive representative with respect to any Permitted Transferee of TATOP or (ii) to the transfer of Ordinary Shares by a banking institution or holders of debentures that have been issued by a Shareholder to the public or to "institutional bodies" following the realization of a pledge, if any, over Ordinary Shares held by the Shareholder.

      For purposes of this Agreement, the term "Permitted Transferee" shall mean:

               (a) with respect to TATOP, (i) its partners, (ii) the shareholders or partners (as applicable) of such partners, (iii) any entity controlled by, controlling, or under common control with TATOP or FIMI 2001 Ltd., or (iv) a banking institution for the benefit of which a pledge was created over the Ordinary Shares of the Company held by TATOP; provided, that in the case of (i), (ii) and (iii) above, such transferees are solely and irrevocably represented by FIMI 2001 Ltd. pursuant to an irrevocable power of attorney for all purposes of this Agreement; and

                (b) with respect to TAT Industries, (i) to any of Ostersetzer or Zeelim, their holding companies or their immediate family members (i.e. spouses, children and the children's spouses), or (ii) an entity controlled by, or under common control with or controlling TAT Industries; or (iii) to TAT Industries' shareholders, if TAT Industries resolves to distribute its entire holdings in the Company to its shareholders, provided that the controlling holders of TAT Industries' shares shall acknowledge in writing that they agree to be bound by the provisions of this Agreement; or (iv) a banking institution or TAT Industries' security holders (including as a result of a public offering) for the benefit of which a pledge was created over the Ordinary Shares of the Company held by TAT Industries.

                (c) Notwithstanding the foregoing, except in connection with a transfer to a Permitted Transferee, a transaction or a series of transactions involving the sale of interests in TATOP and/or shares in TA-TEK following which the Fund beneficially holds less than 50% of the aggregate interests in both TATOP and TA-TEK, will be deemed as an offer of all the Ordinary Shares held by TATOP at a Minimum Price equal to the average closing price in NASDAQ during the last 30 trading days prior to the above change of holding.

                (d) Except with respect to the transfer of Ordinary Shares to Permitted Transferees, and without derogating from the provisions and rights contained herein, the Shareholders' rights under this Agreement may not be assigned to transferees without the consent of the other Shareholder.

8.   Drag Along.
     ----------

      Notwithstanding anything to the contrary set forth in this Agreement, in the event that a Shareholder (the "Selling Shareholder") secures a bona fide offer (the "Acquisition Offer") from any third party (the "Drag-Along Acquirer ") to purchase all of the Ordinary Shares held by such Selling Shareholder (and it is hereby clarified that for purposes of this Section 8 it shall also include the holdings of its Permitted Transferees) for immediately available funds, at a price per Ordinary Share of at least US$
      23.00 (the "Drag Along PPS"), and the Drag-Along Acquirer conditions the Acquisition Offer on the acquisition of

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Shareholders Agreement

      all the Ordinary Shares held at such time by the other Shareholder (the "Drag-Along Party" which, for purposes of this Section 8 shall include also the holdings of its Permitted Transferees), the Selling Shareholder shall provide the Drag Along Party with written notice together with a copy of the Acquisition Offer (the "Drag Along Notice") and the Drag Along Party will be required to either (i) sell all of the Ordinary Shares then held by it to the Drag-Along Acquirer, at the same price and upon the same terms and conditions as those to which the sale by the Selling Shareholder is subject under the Acquisition Offer, provided that the sale of all the Ordinary Shares of the Selling Shareholder and the Drag Along Party shall be consummated by no later than 90 days following the receipt of the Drag Along Notice and, provided, further, that the Drag Along Party shall not be required to make any representations or warranties, except for customary representations regarding authorization and good and marketable title to the shares being sold; or (ii) provide the Selling Shareholder with written notice (the "Notice Extension") informing the Selling Shareholder that it wishes to receive an Extension (the "Extension"). In the event that an Extension Notice is delivered to the Selling Shareholder, the Drag Along Shareholder shall be required, by no later than three months following the receipt of the Drag Along Notice, to arrange for the sale of all of the Ordinary Shares held by the Selling Shareholder at a price per share that is not lower than the Drag Along PPS, and under terms and conditions that are no less favorable to the Selling Shareholder than those set forth in the Acquisition Offer or (b) acquire, upon the termination of such three month period, the Ordinary Shares then held by the Selling Shareholder, at a price per share equal to the Drag Along PPS and upon terms and conditions no less favorable than those set forth in the Acquisition Offer.

      The Drag-Along PPS shall be adjusted for share splits, issuance of bonus shares, or combinations of shares. No other adjustments (for dividend distributions, market conditions or for any other reason) shall be made to the Drag Along PPS.


9.   Purchase of Additional Company Shares by TATOP
     ----------------------------------------------

    TATOP hereby undertakes that without obtaining TAT Industries' prior written consent, it and the Affiliated Entities (as defined below) shall not, at any time during the term of this Agreement, purchase additional shares of the Company (including by exercise of the Warrant under the Warrant Agreement) such that its total holdings by TATOP and the Affiliated Entities would exceed 35% of TAT's issued and outstanding share capital. This undertaking refers to holdings by the following entities (the "Affiliated Entities"): TA-TEK, the Fund (including, for the purpose of clarity, the Delaware Fund and the Israeli Fund), FIMI 2001 Ltd., the Managing General Partner of the Fund and any non public entity controlled by each of them. For purposes of this Agreement, the terms "holding" and "control" shall have the meaning ascribed to such term in Section 1 of the Companies Law (which refers to the definition set forth in the Israeli Securities Law - 1968).


10.  Dividend Distribution.
     ----------------------

      Subject to applicable law, during the term of this Agreement, the Shareholders agree to direct the Directors designated by them (to the extent permitted by applicable law) to cause the Company to distribute annual dividends in an aggregate amount of at least 40% of the Company's profits (as determined under Section 302(b) of the Companies Law) for each

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Shareholders Agreement

      relevant year. The Shareholders' internal agreement under this Section 10 shall not be deemed to constitute a dividend policy of the Company. Furthermore, the Shareholders may, by mutual consent, modify the foregoing agreement between the Parties regarding dividend distributions without being obligated to substantiate or explain any such modification to any third party.

11.  The Investment Agreements.
     --------------------------

      TAT Industries hereby agrees to vote all of the Ordinary Shares owned or controlled by it, whether beneficially or otherwise held by it, in order to cause the Company to adopt the Investment Agreements (excluding this Agreement, which requires the approval of the General Meeting of TAT Industries' Shareholders under the Israeli law). The Shareholders hereby agree to vote all of the Ordinary Shares owned or controlled by them, whether beneficially or otherwise held by them, in order to comply or, to the extent applicable, to cause the Company to comply, with the provisions and undertakings more fully set forth in the Investment Agreements.

12.  Term.
     ----

      This Agreement shall remain in effect until the seventh anniversary of the Closing ("the Term"); provided, however, that during the Term, TAT Industries may terminate this Agreement without liability, by providing TATOP with written notice, at any time following the date on which TATOP (together with its Permitted Transferees) holds less than 500,000 Ordinary Shares and TATOP may terminate this Agreement without liability by providing TAT Industries with written notice, as of the date on which TAT Industries (together with its Permitted Transferees) holds less than 1,500,000 Ordinary Shares. The number of Ordinary Shares set forth in this
      Section 12 shall be adjusted for any share splits, issuance of bonus shares and combinations of shares.

      It is hereby clarified that following the expiry of the Term or upon the prior termination of this Agreement, neither Party shall be bound by any of the provisions herein.


13   Miscellaneous.
     -------------

     13.1. Notices. All notices required or permitted hereunder to be given to a party pursuant to this Agreement shall be in writing and shall be deemed to have been duly given to the addressee thereof
           (i) if hand delivered, on the day of delivery, (ii) if given by facsimile transmission, on the business day on which such transmission is sent and confirmed, (iii) if given by air courier, five business days following the date it was sent or
           (iv) if mailed by registered mail, return receipt requested, two business days following the date it was mailed, to such party's address as set forth below or at such other address as such party shall have furnished to each other party in writing in accordance with this provision:

           If to TAT Industries: TAT Industries Ltd. Industrial Zone, Yasur, Gedera, 70700

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Shareholders Agreement

           PO Box. 80 (70750)

           With a copy to:   J. Zaltzman & Co.
                             6 Hahilazon Street, Ramat-Gan 52522
                             Facsimile: 03-6111801
                             Attn: Adv. J. Zaltzman

            If to TATOP:     c/oTA-TEK, its general partner
                             c/o FIMI 2001 Ltd.
                             "Rubinstein House"
                             37 Petach Tikva Road
                             Tel: 03-5652244
                             Fax: 03-5652245

           With a copy to:   Sharon A. Amir
                             Nascitz, Brandes & Co.
                             5 Tuval Street, Tel-Aviv 67897
                             Israel
                             Tel:03-6235073/76
                             Fax:03-6235021

or to such other address as the parties may from time to time designate in writing.

     13.2. Waiver. Any waiver hereunder must be in writing, duly authorized and signed by the party to be bound, and shall be effective only in the specific instance and for the purpose for which it was given. No failure or delay on the part of any Shareholder in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

     13.3. Entire Agreement. This Agreement, together with the Investment Agreements (as defined in the TAT Purchase Agreement) and the exhibits and the documents furnished by the parties hereto in connection with the transactions contemplated herein constitute the entire agreement among the parties hereto and supersede any other agreement that may have been made or entered into by any person relating to the transactions contemplated by this Agreement.

     13.4. Amendments This Agreement may be amended or modified in whole or in part only by a duly authorized written agreement that refers to this Agreement and is signed by the parties hereto.

     13.5. Limitations on Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person or entity (including the Company and its other shareholders) other than the Shareholders and their Permitted Transferees, any rights or remedies under this Agreement.


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Shareholders Agreement


                  This Agreement shall not inure to the benefit of, and shall not be enforceable by, any person or entity (including but not limited to the Company) that is not a Party hereto.

     13.6. Captions The captions in this Agreement are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

     13.7. Counterparts. This Agreement may be executed in counterparts and by facsimile signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     13.8. Governing Law This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Israel. Any dispute arising under or with respect to this Agreement shall be resolved exclusively in the appropriate court in Tel Aviv, Israel.

     13.9. Further Assurances The parties hereto shall execute and deliver such additional documents and shall take such additional actions (including without limitation procuring such resolutions or regulatory approvals) as may be reasonably necessary or appropriate to effect the provisions and purposes of this Agreement and the consummation of the transactions contemplated hereby.

     13.10. Severability . If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected, impaired or invalidated thereby.

     13.11. Assignment. Except to the extent expressly permitted herein, each Party may not assign any portion of its respective rights, duties or obligations under this Agreement to any other person, without the prior written consent of the other Party.


IN WITNESS WHEREOF, the Shareholders shall have each caused this Agreement to be duly executed as of the date first above written.



TAT Industries Ltd.
By________________________
Name______________________
Title_______________________


TATOP, Limited Partnership

By: TA-TEK Ltd., its general partner
By:_______________________
Name_____________________

Title______________________



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